                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ______________________

                                    SCHEDULE 13D/A
                                    (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                    AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  (Amendment No. 1)*

                           Continental Homes Holding Corp.
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                      21148C102
                                    (CUSIP Number)

                                 Stephanie B. Mudick
                                Deputy General Counsel
                                 Travelers Group Inc.
                                 388 Greenwich Street
                               New York, New York 10013
                                    (212) 816-8000
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   January 27, 1998
               (Date of event which requires filing of this statement)
                                ______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
(Continued on following pages)
________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 6

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CUSIP NO.  21148C102               13D                      PAGE 2 OF 6 PAGES

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Travelers Group Inc., 52-1568099

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]
3    SEC USE ONLY


4    SOURCE OF FUNDS                               OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                     [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


 NUMBER OF     7    SOLE VOTING POWER                   0
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER              245,622
 OWNED BY
   EACH        9    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER         245,622

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   245,622

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*   [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%

14   TYPE OF REPORTING PERSON*                HC

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

          This Amendment No. 1 to the statement on Schedule 13D, dated December 23, 1997 (the "Schedule 13D"), of Travelers Group Inc. is being filed with respect to the Common Stock, $.01 par value (the "Common Stock"), of Continental Homes Holding Corp., a Delaware corporation (the "Issuer"). All terms defined in the Schedule 13D have the same meanings in this Amendment No. 1.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b)    The last sentence of the first paragraph of this
item as set forth in the Schedule 13D is deleted. In addition, the second and third paragraphs of this item as set forth in the Schedule 13D are deleted and the following is inserted in their place:


          "As of January 27, 1998, TRV may be deemed to beneficially own 245,622 shares of Common Stock, which includes 111,097 shares of Common Stock and 134,525 shares of Common Stock issuable upon conversion of 3,195,000 6 7/8% Convertible Subordinated Notes due 11/1/02 (the "Convertible Notes"). 245,622 shares of Common Stock represents 3.5% of the outstanding shares of Common Stock (based on 6,998,211 shares of Common Stock outstanding, which is the sum of the 6,863,686 shares of Common Stock outstanding as of December 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 1997, and the 134,525 shares that would be issued upon conversion of the Convertible Notes).

          Except as set forth or incorporated by reference herein, none of TRV or, to the best knowledge of TRV, the persons listed in Annex A hereto, beneficially owned any Common Stock or Convertible Notes on January 27, 1998."

          (c) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

          "The dates, number of shares and prices per share for all purchases and sales of Common Stock by subsidiaries of TRV from January 12, 1998, the date the Schedule 13D was filed, through the date hereof are shown on Annex B hereto, which is incorporated herein by reference. All such purchases and sales of Common Stocks were effected on the New York Stock Exchange. No Convertible Notes were purchased or sold by subsidiaries of TRV during such period."

          (d) and (e)    The following is hereby inserted as this item:

          "As a result of sales of shares of Common Stock, TRV ceased to be the beneficial owner of more than five percent of the Common Stock on January 27, 1998."

                                  Page 3 of 6 Pages

                                       ANNEXES

A. Executive Officers and Directors of Travelers Group Inc. (omitted from this Amendment No. 1).

B. Description of Purchases and Sales of shares of Common Stock by Subsidiaries of TRV from January 12, 1998 through the date hereof.

                                  Page 4 of 6 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 1998
                                             TRAVELERS GROUP INC.

                                             By:  /s/ Stephanie B. Mudick
                                                -------------------------
                                             Name: Stephanie B. Mudick
                                             Title: Assistant Secretary

                                  Page 5 of 6 Pages

                                       ANNEX B

     Set forth below are the purchases and sales of shares of Common Stock by subsidiaries of TRV from January 12, 1998 through the date hereof. The following purchases and sales were made for accounts or mutual funds managed by subsidiaries of TRV.


               Number of           Number of
Trade Date     Shares Purchased    Shares Sold    Price Per Share

1/14/98                                 70             $42.8750
1/20/98                             10,000             $45.0000
1/23/98                              1,500             $45.0000
                                     2,400             $45.0000
                                     1,500             $45.0000
                                     2,400             $45.0000
                                     5,600             $44.8750
                                     3,900             $44.9375
                                       500             $44.8125
                                     8,500             $44.7500
1/26/98                             10,200             $44.3565
                                    15,000             $44.3565
                                    10,000             $44.3565
                                    30,000             $44.3565
                                       300             $44.3565
1/27/98                              9,700             $43.7616
                                    24,800             $43.7616
1/28/98                                200             $44.1875
                                       200             $44.1875
                                       200             $44.1875



                                  Page 6 of 6 Pages